SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at October 13, 2006

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 13, 2006

Print the name and title of the signing officer under his signature.

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1020 - 800 W. Pender Street
Vancouver BC Canada
V6C 2V6
Tel 604-684-6365
Tel 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

  FARALLON ARRANGES $7.5 MILLION FINANCING

October 13, 2006, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN) ("Farallon" or the "Company") announces that Farallon has reached agreements in principle to privately place 18.75 million equity units in its capital at a price of Cdn $0.40 each for gross proceeds of Cdn$7.5 million to a number of accredited investors, including Company insiders. Each Unit consists of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of Cdn$0.60 for a two year period from completion of the financing, which is expected to occur on or about November 10, 2006. Exercise of 11 million of the warrants will require prior shareholders' approval and failing the receipt of which the Company will refund $0.02 of the purchase price of the Units. Shareholders' approval will be sought at the Annual and Special Meeting to be convened on December 14, 2006. The financing, which was oversubscribed, is currently subject to execution of definitive agreements and TSX acceptance. The Units will be sold pursuant to prospectus and registration exemptions in Canada and United States and accordingly the common shares in the units and the shares issuable on exercise of the warrants will be subject to a four month resale restricted period from the closing date in the principal Canadian jurisdictions and subject to applicable hold periods in the United States.

Finder's fees are payable on a portion of the placement.

Proceeds from the placement will be used to advance work on the G-9 deposit at the Company's Campo Morado polymetallic massive sulphide project in Guerrero Sta te, Mexico. Funds are planned for ongoing exploration, development of the underground decline and other mine planning activities as well as for general working capital purposes.

The previously announced (August 28, 2006) prospectus financing has been withdrawn by the Company pending improved market conditions.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has either approved or disapproved of the contents of the news release.

Information for US Persons and Forward Looking Information

These materials are not an offer of securities for sale in the United States. The securities offered have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

This release includes certain statements that may be deemed "forward-looking statements" in that until definitive agreements are executed and the financing funds are actually received by Farallon there can be no certainty that the financing will complete for the full amount or at all. Sudden developments in international financial markets and other factors may intervene to prevent closing of this financing. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.